UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Update on Anticipated Share Sale of Canadian Subsidiary

Gazit-Globe Ltd. (NYSE; TSX; TASE: GZT) (the “Company”) reported on March 20, 2017 to the Israeli Securities Authority and the Tel Aviv Stock Exchange that, as a result of its previously announced sale of common shares of its Canadian Subsidiary, First Capital Realty, Inc. (TSX: FCR) pursuant to an underwritten secondary public offering in Canada, which is still expected to close on or about March 22, 2017, the Company will deconsolidate FCR from its financial statements and present the investment on an equity method basis.

In its financial results for the first quarter of 2017, the Company expects to recognize an increase of approximately NIS 800 million in its shareholders’ equity, net of approximately NIS 400 million losses related primarily to currency translation.

After completion of the sale, the Company will own (through its wholly owned subsidiaries) approximately 79.6 million shares of FCR, representing approximately 32.7% of the outstanding shares and voting rights of FCR (31.3% on a fully diluted basis).

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 20, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

3